November 29, 2017

VIA EDGAR AND COURIER

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ethan Horowitz, Accounting Branch Chief, Office of Natural Resources

Dear Sirs/Mesdames:

Re:	Mercer International Inc. (the “Company”)
Form 10-K for the year ended December 31, 2016 (the “2016 10-K”)
Filed February 10, 2017
File No. 000-51826

We act as counsel for the Company and write in connection with the letter dated November 15, 2017 (the “Comment Letter”) from the Securities and Exchange Commission (the “Commission”) commenting on the 2016 10-K. On behalf of the Company, we provide the following response to your comments.

For your ease of reference, we have reproduced the numbering in the Comment Letter and have set out below, in italics, the text of your question followed by the Company’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2016

Management Discussions and Analysis of Financial Condition and Results of Operations, page 57

Liquidity and Capital Resources, page 65

1.	We note that majority of your revenue is derived from sales outside of the United States. To the extent that you have material cash balances outside of the United States, revise to disclose the amount of such cash and cash equivalents. Refer to Item 303(a)(1) of Regulation S-K and, for additional guidance, Section IV of SEC Release 33-8350.

The Company supplementally advises that substantially all of its operations, operational funding requirements and cash and cash equivalent balances are located in jurisdictions outside the United States (which are disclosed to be Germany and Canada). Accordingly, the Company does not believe that cash and cash equivalents balances outside of the United States have a material impact on the Company’s liquidity. As such, the Company respectfully submits that specific disclosure of its cash and cash equivalents outside the United States would not enhance an investor’s understanding of the Company’s ability to fund its operations.

November 29, 2017

The Company advises that the 2016 10-K included the following disclosure under “Liquidity and Capital Resources – Sources and Uses of Funds”, which addressed potential income tax impacts if cash and cash equivalents held outside the United States were required to be repatriated:

“We currently consider the majority of undistributed earnings of our foreign subsidiaries to be indefinitely reinvested and accordingly no U.S. income tax has been provided on such earnings. However, if we were required to repatriate funds to the United States, we believe that we currently could repatriate the majority thereof without incurring any material amount of taxes as a result of our shareholder advances and tax loss carryforwards. However, it is currently not practical to estimate the income tax liability that might be incurred if such earnings were remitted to the United States.” [Emphasis added.]

The Company proposes to revise the above disclosure in future filings to include the following:

“Substantially all of the Company’s undistributed earnings are held by its foreign subsidiaries outside of the United States.”

Critical Accounting Policies, page 71

2.	Expand the disclosure regarding your critical accounting policies to address the uncertainties associated with the methods, assumptions, and estimates underlying revenue recognition. Include a discussion of assumptions made in accounting for your different sources of revenue and the extent to which these assumptions are sensitive to changes based on outcomes that are deemed reasonably likely to occur. Your revised disclosure should address concessions offered to your customers including discounts, rebates, and allowances and provide quantitative disclosure if it is reasonably available. Refer to section V of SEC Release No. 33-8350.

As set forth in Note 1 to the Company’s audited consolidated annual financial statements for the year ended December 31, 2016, the Company recognizes revenues from:

(a)	pulp and chemical sales, when persuasive evidence of an arrangement exists, the sales price is fixed or determinable, title of ownership and risk of loss have passed to the customer and collectability is reasonably assured; and

(b)	energy sales, when the electricity is consumed by customers and when collection is reasonably assured, with customer bills being based on agreed upon long term pre-established tariffs and meter readings that indicate electricity consumption.

The Company supplementally advises the Commission that:

(a)	its pulp revenues are generally recognized on a specific order basis, where the price under each sales contract becomes fixed and determinable when the specific order is received from the customer and agreed by the Company’s management;

(b)	for the substantial majority of the Company’s pulp sales, title and risk of loss pass at specific points in the shipping process, which are confirmed by third-party service providers;

November 29, 2017

(c)	certain of its pulp sales in North America that are shipped by train have underlying sales contracts that provide that title and risk of loss transfer to the customer at the customer’s location. For such sales, the timing of revenues are estimated based on historical average train delivery times for the relevant locations, with actual delivery dates monitored at the end of reporting periods in order to make any necessary adjustments for period end revenues. Such sales represented less than 3% of the Company’s total pulp revenues for the year ended December 31, 2016;

(d)	its energy revenues are all based on long term contracts or arrangements with customers that prescribe specific pricing based on the time of year and time of day and are based on mechanical electrical metering devices, which are accurate and eliminate the need for judgement or estimation; and

(e)	pulp and chemical sales revenues are reported by the Company net of any discounts or allowances offered to customers, which discounts and/or allowances are generally not material, representing less than 0.2% of the Company’s annual revenues for the year ended December 31, 2016.

Based on the foregoing, the Company respectfully submits that the nature of estimates or assumptions in respect of its revenue recognition do not require a high level of subjectivity and judgement and, accordingly, additional disclosure regarding its revenue recognition policies would not be meaningful to an investor’s understanding of same.

Financial Statements

Notes to the Consolidated Financial Statements, page 98

Note 8. Income Taxes, page 113

3.	Disclosure in your Form 10-K indicates that as you consider the majority of undistributed earnings of foreign subsidiaries to be indefinitely reinvested, no United States income tax has been provided on such earnings. However, we note that you recognized a deferred tax liability in 2016 on undistributed earnings that you do not intend to indefinitely reinvest outside the United States. Tell us about the circumstances that led to the recognition of this deferred tax liability (e.g., you determined that funds that will be repatriated). In addition, tell us how the factors that led to the recognition of this deferred tax liability were considered in your conclusion that the remainder of your undistributed earnings of foreign subsidiaries are indefinitely reinvested pursuant to FASB ASC 740-30-25-17.

The Company advises that the specific circumstance that led to the recognition of the deferred tax liability in 2016 was a forecasted 2017 dividend based on the 2016 results at its Rosenthal mill. As at December 31, 2016, the Rosenthal mill, at the direction of the Company, was forecasted to pay the Company (as Rosenthal’s parent company) a €36 million dividend in 2017. The €36 million dividend was calculated using 2016 earnings not 2017 earnings. As a result of the anticipated repatriation of cash from the Rosenthal mill, a deferred tax liability was recognized for this dividend payment. The dividend was considered one-time in that it was management’s intention to use the funds to finance a specific acquisition by the Company or, if required, loan such funds to Rosenthal to finance its operations.

November 29, 2017

The Company further advises that it determined that the Rosenthal mill would not remit earnings in excess of the above-mentioned €36 million. Accordingly, a deferred tax liability was not recognized for the remaining outside basis difference of $238.3 million (€226 million), all of which is attributable to Rosenthal. The principal factors considered by the Company in making such determination were as follows:

(a)	the Rosenthal mill has significant ongoing cash requirements that reduce its ability to distribute cash in excess of its current year earnings; and

(b)	such cash requirements include plans to reinvest capital in the Rosenthal mill in order to achieve both additional operational efficiencies (including debottlenecking and logistic initiatives), to increase production capacity and to invest in maintenance and safety related projects.

4.	You state that it is not practicable to estimate the additional amount of unrecognized deferred tax liability related to undistributed earnings of foreign subsidiaries permanently reinvested outside the United States. Explain your basis for this assertion, especially considering the deferred tax liability recognized in 2016 for undistributed foreign earnings that will not be indefinitely reinvested. Refer to FASB ASC 740-30-50-2.

The Company advises that the basis for its assertion regarding the above unrecognized deferred tax liability is that the potential timing of remitted earnings is uncertain and in order to calculate the deferred tax liability if the earnings were remitted, the Company would need to know the corresponding foreign tax credit which takes into consideration the German taxes to be paid by Rosenthal. The timing of remitted earnings is uncertain as the Company has no existing plans to repatriate cash. Consequently, due to the uncertainty of the timing of dividends and the German taxes paid in the years a dividend may be paid, it is not practicable to calculate the unrecognized deferred tax liability with a reasonable degree of accuracy.

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022 or Rod Talaifar of our office at (604) 692-3023.

Yours truly,

SANGRA MOLLER LLP

/s/ H.S. Sangra

Per:

H.S. Sangra

/s/ Rod Talaifar

Per:

Rod Talaifar

/s/ Jason Yick

Per:

Jason Yick

New York State Bar No. 4839049

cc.    Mercer International Inc.

Attention:    David K. Ure